Exhibit 99.H(19)

Dated: December 4, 2020

Effective: December 31, 2020

SCHEDULE A

TO THE

EXPENSE LIMITATION AGREEMENT

BETWEEN

BOSTON TRUST WALDEN FUNDS

AND

BOSTON TRUST WALDEN INC.

OPERATING EXPENSE LIMITS

Name of Fund	Maximum Operating Expense Limit*

Boston Trust Asset Management Fund	1.00%

Boston Trust Equity Fund	1.00%

Boston Trust Midcap Fund	1.00%

Boston Trust SMID Cap Fund	0.75%

Boston Trust Walden Small Cap Fund	1.00%

Boston Trust Walden Balanced Fund	1.00%

Boston Trust Walden Equity Fund	1.00%

Boston Trust Walden Midcap Fund	1.00%

Boston Trust Walden SMID Cap Fund	1.00%

Boston Trust Walden International Equity Fund	1.00%

BOSTON TRUST WALDEN FUNDS		BOSTON TRUST WALDEN INC.

By:	/s/ Lucia Santini	By:	/s/ Lucia Santini
Name:	Lucia Santini	Name:	Lucia Santini
Title:	President	Title:	Managing Director

*Expressed as a percentage of the Fund’s average daily net assets